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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ALARMGUARD HOLDINGS, INC.

                           (Name of Subject Company)

                           ALARMGUARD HOLDINGS, INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

           (Including the Associated Preferred Stock Purchase Rights)

                         (Title of Class of Securities)

                                   011649100

                     (CUSIP Number of Class of Securities)

                             RUSSELL R. MACDONNELL
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                           ALARMGUARD HOLDINGS, INC.
                               125 FRONTAGE ROAD
                                ORANGE, CT 06477
                                 (203) 795-9000

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies To:

                              DAVID A. HAHN, ESQ.
                                LATHAM & WATKINS
                            701 B STREET, SUITE 2100
                              SAN DIEGO, CA 92101

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Alarmguard Holdings, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 125 Frontage Road, Orange, Connecticut 06477. The title of the class of equity securities of the Company to which this Statement relates is common stock, par value $.0001 per share, and the preferred stock purchase rights associated therewith (collectively, a "Common Share").

ITEM 2. TENDER OFFER OF PURCHASER.

    This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 15, 1999 (the "Schedule 14D-1") of T16 Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding Common Shares at a price of $9.25 per share, net to the seller in cash (the "Per Share Amount") upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 1999 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 8, 1999 (the "Merger Agreement") among the Company, Tyco International Ltd., a Bermuda company ("Tyco"), and Purchaser, which is an indirect wholly-owned subsidiary of Tyco.

    In connection with the execution and delivery of the Merger Agreement, certain stockholders of the Company entered into a Preferred Stock Purchase Agreement (the "Stock Purchase Agreement" and, together with the Merger Agreement, the "Agreements") with Purchaser and the Company, pursuant to which, among other things, such stockholders agreed to sell their shares of preferred stock, par value $.0001 per share, of the Company ("Preferred Stock") to Purchaser (the "Purchase") concurrently with the Offer at a price of $1,400 per share in cash, plus accrued and unpaid dividends through the date of the Purchase.

    According to the Schedule 14D-1, the address of the principal executive offices of Tyco is The Gibbons Building, 10 Queen Street, Hamilton HM11, Bermuda, and the address of the principal executive offices of Purchaser is One Tyco Park, Exeter, New Hampshire 03833.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described (i) in the sections entitled "Compensation of Directors," "Certain Transactions," "Ownership of Company Stock by Certain Holders, Directors and Officers," "Executive Compensation and Other Information," "Stock Options," "Options Exercised and Holdings," "Severance Agreements" and "Compensation Committee Report on Executive Compensation" of the Company's Proxy Statement for its 1998 Annual Meeting of Stockholders held on June 30, 1998 (the "Proxy Statement") and (ii) in the sections entitled "Directors and Executive Officers of the Company" and "Securities Ownership of Management and Certain Beneficial Owners" of the Company's Information Statement relating to this transaction. A copy of the relevant sections of the Proxy Statement and the complete Information Statement have been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 and Annex II to this Statement, respectively, and are incorporated herein by reference. Except as described herein (including in Annex II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Tyco or Purchaser or the executive officers, directors or affiliates of Tyco or Purchaser.

    Certain officers, directors and a consultant of the Company have been awarded bonuses by the Company in connection with the sale of the Company pursuant to the Offer, the Purchase and the Merger.

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Both Russell R. MacDonnell and David Heidecorn, each a director and an officer of the Company, have been awarded a bonus of $185,000. The Company's seven non-employee directors have each been awarded bonuses of $10,000. Futher, a consultant to the Company, Triton Group Management (an entity in which Mr. Farley, a director of the Company, is the President and 50% stockholder), has been awarded a bonus of $50,000. Payment of these amounts are contingent upon consummation of the Offer and the Purchase.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as the Company's agent, and an affiliate of Tyco entered into a confidentiality agreement dated November 5, 1998 (the "Confidentiality Agreement") regarding the furnishing to Tyco of non-public information concerning the Company. The Confidentiality Agreement placed restrictions on Tyco's ability to use or disclose any such information or to disclose any discussions with the Company concerning a possible transaction. In addition, the Confidentiality Agreement included agreements by Tyco not, for a period of two years (with certain exceptions) (i) to acquire any securities or assets of the Company, or to effect any merger, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company, without the prior written approval of the Board of Directors of the Company, (ii) to divert or attempt to divert any business or customer of the Company, or (iii) to solicit for employment any employee of the Company.

    The foregoing is a summary of certain provisions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the Commission as Exhibit (c)(i) to the Schedule 14D-1 of Purchaser.

    (2) The Merger Agreement.

    The following is a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Commission as Exhibit 2 to this Statement. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Common Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, Purchaser will not (i) decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) decrease the number of Common Shares sought in the Offer, (iii) amend or waive satisfaction of the condition (the "Minimum Condition") that at least 51% of all Common Shares outstanding shall have been tendered and not withdrawn in the Offer and that Purchaser shall hold at least 51% of the total voting power of the Company upon consummation of the Offer and the Purchase, or (iv) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Common Shares, except that if on the initially scheduled expiration date of the Offer all conditions to the Offer shall not have been satisfied or waived, Purchaser may, from time to time, in its sole discretion, extend the expiration date of the Offer. The Merger Agreement provides that if, immediately prior to the expiration date of the Offer, as it may be extended, the Common Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Common Shares, Purchaser may extend the Offer for a period not to exceed 10 business days.

    THE MERGER. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions thereof, at the effective time of the Merger (the "Effective Time") Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation and an indirect subsidiary of Tyco.

    The respective obligations of Tyco and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions; (i) Tyco or Purchaser or their affiliates shall have consummated the Offer, unless such failure to purchase is a result of a breach of Tyco's or Purchaser's obligations under the Merger Agreement, (ii) the Merger, the Merger Agreement and the transactions contemplated thereby shall have

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been approved by the requisite vote of the stockholders, if required by applicable law, in order to consummate the Merger, (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental authority which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time, and (iv) all consents of any governmental authority required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained other than those consents the failure to obtain which is not reasonably likely to have a material adverse effect on the business, assets, condition (financial or other), liabilities or results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

    At the Effective Time of the Merger, (i) each issued and outstanding Common Share (other than Common Shares that are held by stockholders properly exercising dissenters' rights under the DGCL and Common Shares to be cancelled pursuant to clause (iii) below) will be canceled and extinguished and be converted into the right to receive the Common Per Share Amount in cash payable to the holder thereof, without interest, (ii) each issued and outstanding Preferred Share (other than Preferred Shares that are held by stockholders properly exercising dissenters' rights under the DGCL and Preferred Shares to be cancelled as provided in clause (iii) below) will be cancelled and extinguished and converted into the right to receive $1,400 per Preferred Share plus accrued and unpaid dividends to and including the date of purchase (the "Preferred Per Share Amount"), (iii) each Share held in the treasury of the Company and each Share owned by Tyco or any direct or indirect wholly owned subsidiary of Tyco immediately before the Effective Time shall be canceled and extinguished, and no payment or other consideration shall be made with respect thereto and (iv) the shares of Purchaser common stock outstanding immediately prior to the Merger will be converted into 1,000 shares of the common stock of the Surviving Corporation, which shares will constitute all of the issued and outstanding capital stock of the Surviving Corporation.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the purchase by Tyco of Common Shares pursuant to the Offer (and provided that the Minimum Condition has been satisfied), Tyco shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Tyco, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Tyco or any affiliate of Tyco (including such Common Shares as are accepted for payment pursuant to the Offer, but excluding Common Shares held by the Company) bears to the number of Shares outstanding. For this purpose, each Common Share shall be counted as one Share, and each Preferred Share shall be counted as the number of Common Shares into which such Preferred Share is convertible. At such time, if requested by Tyco, the Company will also cause each committee of the Board of Directors of the Company to include persons designated by Tyco constituting the same percentage of each such committee as Tyco's designees are of the Board of Directors of the Company. The Company shall, upon request by Tyco, promptly increase the size of the Board of Directors of the Company or exercise reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Tyco's designees to be elected to the Board of Directors of the Company in accordance with terms of this section and to cause Tyco's designees so to be elected. Notwithstanding the foregoing provisions, until the Effective Time the Board of Directors of the Company shall have at least two directors who are directors on the date of the Merger Agreement and each of whom is neither an officer of the Company nor a designee, shareholder, affiliate or associate (within the meaning of the federal securities laws) of Tyco (such directors, the "Independent Directors"). Each Independent Director shall be designated by the Company, unless (i) the Company is then required to comply with Section VIII.2(j) of the Preferred Stock Purchase Agreement dated as of February 2, 1998 between the Company and the holders on January 8, 1999 of the Preferred Stock (the "Current Preferred Holders") (which section permits Advance Capital Offshore Partners, L.P. ("Advance") to designate one director (the

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"Advance Director") so long as Advance owns any Preferred Shares and at least
20% of the Preferred Shares remain outstanding), in which case one Independent Director shall be an Advance Director and the other Independent Director shall be designated by the Company, or (ii) the Company is not then required to comply with the aforementioned Section VIII.2(j) but the Current Preferred Holders continue to own at least 10% of the outstanding Preferred Shares (the "Current Preferred Director Condition"), in which case one Independent Director shall be designated by Current Preferred Holders holding a majority of the outstanding Preferred Shares at such time excluding any Preferred Shares then held by Tyco or Purchaser (the "Majority of Current Preferred") and the other Independent Director shall be designated by the Company. If no Independent Directors remain, persons shall be designated to fill the vacancies by the Company or, if the Current Preferred Director Condition is satisfied, one such person shall be designated by the Company and one by the Majority of Current Preferred. In any event, each person so designated shall be neither an officer of the Company nor a designee, shareholder, affiliate or associate of Tyco, and each such person shall be deemed to be an Independent Director for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, prior to the Effective Time, the unanimous vote of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies thereunder, (iii) extend the time for performance of Tyco's obligations thereunder, (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors of the Company or (v) amend the Company's Certificate of Incorporation or the Company's Bylaws, each as in effect on January 8, 1999.

    STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of voting upon the Merger and related transactions. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission and, when cleared by the Commission, will mail to stockholders a proxy statement in connection with a meeting of the Company's stockholders to vote upon the Merger and related transactions, or an information statement, as appropriate, satisfying all requirements of the Exchange Act.

    If Purchaser acquires at least a majority of the Common Shares, it will have sufficient voting power, when taken together with the voting power of the Preferred Shares that it will acquire pursuant to the Preferred Stock Purchase Agreement, to approve the Merger, even if no other stockholder votes in favor of the Merger.

    The Merger Agreement provides that in the event that Tyco or Purchaser acquires at least 90% of each class of Shares, pursuant to the Offer, the Preferred Stock Purchase Agreement or otherwise, Tyco, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES. The Merger Agreement provides that each of the Company and Tyco shall take all reasonable actions necessary to provide that all then outstanding options to purchase Common Shares, whether or not then exercisable or vested ("Company Options"), shall become fully exercisable and vested upon the consummation of the Offer. Holders of Company Options that have become fully exercisable and vested upon the consummation of the Offer in accordance with the provisions of the preceding sentence will have a period of sixty days following the consummation of the Offer to surrender their options to the Company in exchange for cash equal to the excess of (A) the aggregate value of the Common Shares underlying such options, based on the Common Per Share Amount, over (B) the aggregate exercise price for the Common Shares underlying such options. Each of the Company and Tyco shall take all reasonable actions necessary to provide that, upon consummation of the Merger, all then outstanding Company Options shall be converted into the right to receive cash equal to the excess of (i) the aggregate value of the Common Shares underlying such options, based on the

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Common Per Share Amount, over (ii) the aggregate exercise price for the Common
Shares underlying such options.

    The Merger Agreement provides that each of the Company and Tyco shall take all reasonable actions necessary so that each of the warrants to purchase 50,000 Common Shares at a price of $5.00 per share, subject to adjustment, the warrants to purchase 80,000 Common Shares at a price of $8.66 per share, subject to adjustment, and the warrants to purchase 215,939 Common Shares at a price of $11.11 per share, subject to adjustment (collectively, the "Company Warrants"), shall be exercisable, from and after the Effective Time, for an amount of cash equal in the aggregate to the Common Per Share Amount multiplied by the number of Common Shares for which such warrant was exercisable immediately prior to the Effective Time. Otherwise, the exercise of any Company Warrant shall remain subject to all terms and conditions provided in the applicable Company Warrant and/or the applicable warrant agreement.

    INTERIM OPERATIONS; COVENANTS. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or in the Company Disclosure Letter delivered by the Company to Tyco and Purchaser in connection with the Merger Agreement or consented to in writing by Tyco (which consent shall not be unreasonably denied), after January 8, 1999, and prior to the Effective Time, (i) the Company shall conduct, and it shall cause its subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, and the Company shall, and it shall cause its subsidiaries to, use its or their reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its present officers and employees and to preserve the present commercial relationships of the Company and its subsidiaries with persons with whom the Company or its subsidiaries do significant business and (ii) without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries will:

        (A) amend or propose to amend its Certificate of Incorporation or Bylaws in any material respect;

        (B) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of its subsidiaries, including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of its subsidiaries, except for (a) the issuance of shares pursuant to the exercise of Company Options outstanding on the date of the Merger Agreement in accordance with their present terms, (b) the issuance of shares upon the exercise of Company Warrants outstanding on the date of the Merger Agreement in accordance with their present terms and (c) the issuance of shares upon the conversion of Preferred Shares outstanding on January 8, 1999 in accordance with the present terms of the Preferred Stock;

        (C) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends to the holders of Preferred Shares in accordance with the present terms of the Preferred Stock and dividends or distributions to the Company or one of its subsidiaries, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

        (D) create, incur or assume any indebtedness for borrowed money or issue any debt securities, except pursuant to the Company's bank credit agreement, or make any loans (except as provided in clause (b) of paragraph (E) below);

        (E) other than in the ordinary course of business consistent with past practice, (a) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person (other than the Company or one of its subsidiaries); (b) make any capital expenditures or make any advances or capital contributions to, or investments in, any other person (other than to a subsidiary of the Company); (c) voluntarily incur any

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    material liability or obligation (absolute, accrued, contingent or otherwise); or (d) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed, material to the Company and its subsidiaries taken as a whole other than to secure debt permitted under paragraph (D);

        (F) increase in any manner the compensation of any of its officers or employees (other than, except with respect to employees who are executive officers or directors, in the ordinary course of business reasonably consistent with past practice) or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, employee, consultant or affiliate other than, in any such case referred to above, as may be required by law or as required pursuant to the terms of agreements in effect on the date of the Merger Agreement or in the ordinary course of business reasonably consistent with past practice and other than arrangements with new employees (other than employees who will be officers of the Company) hired in the ordinary course of business reasonably consistent with past practice and providing for compensation (other than equity-based compensation) and other benefits consistent with those provided for similarly situated employees of the Company as of the date of the Merger Agreement;

        (G) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary or the Company;

        (H) except as may be required as a result of a change in law or as required by the Commission, change any of the accounting principles or practices used by it;

        (I) make any tax election or settle or compromise any material income tax liability;

        (J) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice;

        (K) except to the extent necessary for the exercise of its fiduciary duties by the Board of Directors of the Company as set forth in, and consistent with the provisions of the Merger Agreement described below under "No Solicitation," waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company or any subsidiary is a party; or

        (L) take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect at or prior to the Effective Time.

    NO SOLICITATION. The Merger Agreement provides that the Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding any merger, sale of assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving the Company or any of its subsidiaries that if consummated would constitute an Alternative Transaction (as defined below) (any of the foregoing inquiries or proposals being referred to herein as a "Company Takeover Proposal"). Nothing contained in the Merger Agreement shall prevent the Board of Directors of the Company from (i) furnishing information to a third party which has made a BONA FIDE Company Takeover Proposal that is a Superior Proposal (as defined below) not solicited in violation of the Merger Agreement, PROVIDED that such third party has executed an agreement with confidentiality provisions substantially similar to those then in effect between the Company and Tyco or
(ii) subject to compliance with the other terms of this section, considering and negotiating a BONA FIDE

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Company Takeover Proposal that is a Superior Proposal not solicited in violation of the Merger Agreement; PROVIDED that, as to each of clauses (i) and (ii), the Board of Directors of the Company reasonably determines in good faith (after due consultation with independent counsel, which may be Latham & Watkins) that it is or is reasonably likely to be required to do so in order to discharge properly its fiduciary duties. For purposes of the Merger Agreement, a "Superior
Proposal" means any proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company entitled to vote generally in the election of directors or all or substantially all the assets of the Company, on terms which the Board of Directors of the Company reasonably believes (after consultation with a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to its stockholders than the Offer and the Merger taking into account at the time of determination all factors relating to such proposed transaction deemed relevant by the Board of Directors of the Company, including, without limitation, the financing thereof, the proposed timing thereof and all other conditions thereto and any changes to the financial terms of the Merger Agreement proposed by Tyco and Purchaser. "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Tyco or its affiliates (a "Third Party") acquires or would acquire more than 20% of the outstanding shares of any class of equity securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 20% of the outstanding equity securities of the Company or the entity surviving such merger or business combination; (iii) any transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and securities of the entity surviving any merger or business combination including any of the subsidiaries of the Company) of the Company or any of its subsidiaries having a fair market value (as determined by the Board of Directors of the Company in good faith) equal to more than 20% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; PROVIDED, HOWEVER, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a BONA FIDE public offering of such securities. Notwithstanding anything to the contrary contained in the Merger Agreement, prior to the Effective Time, the Company may, in connection with a possible Company Takeover Proposal, refer any third party to the provisions of the Merger Agreement described in this section and, below, under the caption "Termination; Fees" and make a copy of such provisions available to a third party.

    The Company shall immediately notify Tyco and Purchaser after receipt of any Company Takeover Proposal, or any modification of or amendment to any Company Takeover Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with a Company Takeover Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, a Company Takeover Proposal. Such notice to Tyco and Purchaser shall be made orally and in writing, and shall indicate the identity of the person making the Company Takeover Proposal or intending to make the Company Takeover Proposal or requesting non-public information or access to the books and records of the Company, the terms of any such Company Takeover Proposal or modification or amendment to a Company Takeover Proposal, and whether the Company is providing or intends to provide the person making the Company Takeover Proposal with access to information concerning the Company as provided in the preceding paragraph. The Company shall also immediately notify Tyco and Purchaser, orally and in writing, if it enters into negotiations concerning any Company Takeover Proposal.

    Except as set forth in this section, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or indicate publicly its intention to withdraw or modify, in a manner adverse to Tyco, the approval or recommendation by such Board of Directors or such committee of the

Offer or the Merger and related transactions, (ii) approve or recommend, or indicate publicly its intention to approve or recommend, any Company Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Company Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, with the advice of outside counsel, that the failure to do so could reasonably be determined to be a breach of its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors of the Company may (subject to this and the following sentences) approve or recommend a Superior Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Offer or the Merger and related transactions and/or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Company Acquisition Agreement with respect to any Superior Proposal), but only at a time that is after the third business day following Tyco's receipt of written notice advising Tyco that the Board of Directors of the Company has received a Superior Proposal and, in the case of any previously received Superior Proposal that has been materially modified or amended, such modification or amendment and specifying the material terms and conditions of such Superior Proposal, modification or amendment.

    Nothing in the foregoing provisions shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, with the advice of outside counsel, failure so to disclose could be determined to be a breach of its fiduciary duties to the Company's stockholders under applicable law; PROVIDED, HOWEVER, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the immediately preceding paragraph, withdraw or modify or indicate publicly its intention to withdraw or modify, its position with respect to the Offer or the Merger and related transactions or approve or recommend, or indicate publicly its intention to approve or recommend, a Company Takeover Proposal.

    For so long as the Merger Agreement shall not have been terminated in accordance with its terms, the Board of Directors of the Company shall not redeem the Rights or waive or amend any provision of the Rights Agreement, in any such case to permit or facilitate the consummation of any Company Takeover Proposal or Alternative Transaction.

    RIGHTS AGREEMENT. The Merger Agreement provides that the Board of Directors of the Company shall take all further action, if any, necessary to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in addition to having previously authorized and approved an amendment to the Rights Agreement to the effect that none of Purchaser and its affiliates shall become an "Acquiring Person" (as defined in the Rights Agreement), and no Distribtution Date, Share Acquisition Date or Triggering Event (each as defined in the Rights Agreement) shall occur, by reason of the approval, execution, or delivery of the Merger Agreement, the transactions contemplated thereby or any announcement of same.

    INDEMNIFICATION AND INSURANCE. From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless all past and present officers and directors (the "Indemnified Parties") of the Company and of the subsidiaries of the Company to the full extent such persons may be indemnified by the Company pursuant to Delaware law, the Company's Certificate of Incorporation and Bylaws, as each is in effect on January 8, 1999, for acts and omissions (x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or arising out of the documents related to the Offer or (y) otherwise with respect to any acts or omissions occurring or arising at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, PROVIDED that such persons provide the requisite affirmations and undertaking, as set forth in applicable provisions of the DGCL.

    In addition, Tyco will provide, or cause the surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring or arising at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Tyco and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount.

    The Merger Agreement provides that the foregoing provisions are intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Tyco, Purchaser, the Company and the Surviving Corporation. In the Merger Agreement, Tyco has agreed to guarantee the performance by the Surviving Corporation of the indemnified obligations set forth above, which guaranty is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the bankruptcy or insolvency of the Surviving Corporation or any person. The Indemnified Parties shall be intended third-party beneficiaries of the foregoing provisions on indemnification and insurance.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Tyco and Purchaser with respect to, among other things, its organization, capitalization, subsidiaries, authority relative to the Merger Agreement, governmental approvals with respect to the Merger Agreement, the absence of contractual or legal violations resulting from the Merger Agreement, public filings, financial statements, the absence of material adverse effects on the Company and certain other events since December 31, 1997, the absence of undisclosed liabilities, compliance with laws, governmental permits, litigation, material contracts, employee benefit plans, taxes, intellectual property, labor matters, the absence of limitations on conduct of business, title to property, leased premises, environmental matters, insurance, customers, interested party transactions, alarm contracts, brokers and finders, year 2000 readiness, the Company's alarm service contracts, and the Company's central monitoring station.

    REASONABLE BEST EFFORTS. Under the Merger Agreement, each of the Company, Tyco and Purchaser has agreed to use reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including, but not limited to, (i) obtaining all consents from governmental authorities and other third parties required for the consummation of the Offer and the Merger and the transactions contemplated thereby and (ii) timely making all necessary filings under the HSR Act. The Company, Tyco and Purchaser have also agreed to use reasonable best efforts to take all actions and to do all things necessary to satisfy the other conditions of the closing of the Merger.

    PUBLIC ANNOUNCEMENTS. So long as the Merger Agreement is in effect, the Company, on the one hand, and Tyco and Purchaser, on the other, have agreed not to issue or cause the publication of any press release or any other announcement with respect to the Offer or the Merger or the transactions contemplated thereby without the consent of the other party (such consent not to be unreasonably withheld or delayed), except where such release or announcement is required by applicable law or pursuant to any applicable listing agreement with, or rules or regulations of, any stock exchange on which shares of the capital stock of the Company or Tyco, as the case may be, are listed or the NASD, or other applicable securities exchange, in which case the parties will consult prior to making the announcement.

    TERMINATION; FEES. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company described therein:

        (a) by mutual written consent of Tyco and the Company;

        (b) by either Tyco or the Company if any governmental authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action shall have become final and nonappealable;

        (c) by Tyco if

           (i) the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within five days after the giving of written notice thereof to the Company (but not later than the expiration of the 20 business day period for which the Offer will be initially open);

           (ii) any representation or warranty of the Company shall not have been true and correct in all material respects when made;

           (iii) any representation or warranty of the Company shall cease to be true and correct in all material respects at any later date as if made on such date (other than representations and warranties made as of a specified date) other than as a result of a breach or failure to perform by the Company of any of its covenants or agreements under the Merger Agreement; PROVIDED, HOWEVER, that such representation or warranty is incapable of being cured or has not been cured within five days after the giving of written notice thereof to the Company (but not later than the expiration of the 20 business day period for which the Offer will be initially open);

    PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to the provisions described in this clause (c) shall not be available to Tyco if Purchaser or any other affiliate of Tyco shall acquire shares of Company Common Stock pursuant to the Offer;

        (d) by Tyco if, whether or not permitted to do so by the Merger Agreement, (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Tyco or Purchaser its approval or recommendation of the Offer, the Merger or of any related transactions; (ii) the Board of Directors of the Company or any committee thereof shall have approved or recommended to the stockholders of the Company any Company Takeover Proposal or Alternative Transaction; (iii) the Board of Directors of the Company or any committee thereof shall have approved or recommended that the stockholders of the Company tender their Shares in any tender or exchange offer that is an Alternative Transaction;
    (iv) the Board of Directors of the Company or any committee thereof shall have taken any position or make any disclosures to the Company's stockholders permitted by the Merger Agreement which has the effect of any of the foregoing; (v) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or (vi) the Board of Directors of the Company or any committee thereof shall have redeemed the Rights, or waived or amended any provision of the Rights Agreement, in any such case to permit or facilitate the consummation of any Company Takeover Proposal or Alternative Transaction;

        (e) by either Tyco or the Company if, as the result of the failure of the Minimum Condition or any of the other conditions set forth in Annex I to the Merger Agreement, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Common Shares pursuant to the Offer, PROVIDED that if the failure to satisfy any conditions set forth in Annex I shall be a basis for termination of the Merger Agreement under any other clause (a) through (h) of this section "Termination; Fees," a termination pursuant to this clause (e) shall be deemed a termination under such other clause;

        (f) by either Tyco or the Company if the Offer shall not have been consummated on or before March 31, 1999, PROVIDED that the right to terminate the Merger Agreement pursuant to the provisions described in this clause (f) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated by such time;

        (g) by the Company if Tyco or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger

    Agreement, which breach or failure to perform is incapable of being cured or has not been cured within five days after the giving of written notice thereof to Tyco; or

        (h) by the Company in accordance with the provisions of the Merger Agreement described above under "No Solicitation"; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to the provisions described in this clause (h) shall not be available (x) if the Company has breached in any material respect its obligations under the provisions described above under "No Solicitation," or (y) if the Company shall fail to pay when due the fees and expenses provided for in the Merger Agreement.

    The Company agrees that if the Merger Agreement is terminated pursuant to

        (i) the provisions described in clause (d) above;

        (ii) the provisions described in clause (h) above; or

        (iii) the provisions described in clauses (e) or (f) above, and, with respect to this clause (iii), at the time of such termination any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Tyco or any of its affiliates or any person identified in the Company's Proxy Statement dated April 30, 1998 and who has executed the Preferred Stock Purchase Agreement, PROVIDED that such person has not breached the terms of such Preferred Stock Purchase Agreement) shall have become the beneficial owner of more than 15% of the Shares and such person, entity or group (or any affiliate of such person, entity or group) thereafter (x) shall make a Company Takeover Proposal and, in the case of a consensual transaction with the Company, shall substantially have negotiated the terms thereof, at any time on or prior to the date which is six months after such termination of the Merger Agreement, and (y) shall consummate such Company Takeover Proposal at any time on or prior to the date which is one year after termination of the Merger Agreement, in the case of a consensual transaction, or six months after termination of the Merger Agreement, in the case of a non-consensual transaction, in each case with a value per share of Common Stock of at least $9.25 (with appropriate adjustments for reclassifications of capital stock, stock dividends, stock splits, reverse stock splits and similar events);

then the Company shall pay to Tyco the sum of (a) $4.5 million, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement pursuant to the provisions described in clause (d) or
(h) above, or, in the case of clause (iii) of this paragraph, upon consummation of such Company Takeover Proposal.

    The Company further agrees that if the Merger Agreement is terminated pursuant to the provisions described in clause (c)(i) above,

        (A) the Company will pay to Tyco, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement, the amount of all documented and reasonable costs and expenses incurred by Tyco, Purchaser and their affiliates (including but not limited to fees and expenses of counsel and accountants and out-of-pocket expenses (but not fees) of financial advisors) in an aggregate amount not to exceed $450,000 in connection with the Merger Agreement or the transactions contemplated thereby ("Tyco Expenses"); and

        (B) in the event that the company consummates a Company Takeover Proposal (whether or not solicited in violation of the Merger Agreement) which is publicly announced within one year from the date of termination of the Merger Agreement, the sum of $4.5 million, less the amount of any payment made pursuant to the preceding clause (A), which payment shall be made not later than two business days following consummation of such Company Takeover Proposal.

The Company further agrees that if the Merger Agreement is terminated pursuant to the provisions described in clause (c)(ii) above, the Company will pay to Tyco, as promptly as practicable but in no event later than two business days following termination of the Merger Agreement, the Tyco Expenses.

    The Company shall not be obligated to make any payments to Tyco pursuant to clause (iii) of the second preceding paragraph or clause (B) of the immediately preceding paragraph if the Company Takeover Proposal referenced therein is a transaction (a "Permitted Financing") in which the Company sells equity securities for gross proceeds not in excess of $25,000,000; PROVIDED that the securities issued, or issuable upon exercise, conversion or exchange of the securities issued, in such Permitted Financing constitute or upon issuance would constitute less than forty (40%) percent of the outstanding voting power of the Company after such issuance, exercise, conversion or exchange.

    GUARANTEE. Tyco has guaranteed the payment by Purchaser of the Common Per Share Amount, the Preferred Per Share Amount and any other amounts payable by Purchaser pursuant to the Merger Agreement and has agreed to cause Purchaser to perform all of its other obligations under the Merger Agreement in accordance with its terms.

    (c) Stock Purchase Agreement.

    In connection with the execution and delivery of the Merger Agreement, certain stockholders of the Company entered into the Stock Purchase Agreement with Purchaser and the Company, pursuant to which, among other things, such stockholders agreed (i) to sell their shares of Preferred Stock to Purchaser concurrently with the Offer at a price of $1,400 per share in cash, plus accrued and unpaid dividends through the date of the Purchase, and (ii) to vote such shares, at any meeting or other proceeding of stockholders of the Company prior to the consummation of the Purchase, in opposition to any proposal by a third party involving a merger, sale of assets or similar transaction with the Company.

    The foregoing is a summary of certain provisions of the Stock Purchase Agreement and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which has been filed with the Commission as Exhibit 3 to this Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of Board of Directors; Background

    The Board of Directors of the Company (the "Board") has determined that the Offer, the Purchase and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Agreements, the Offer, the Purchase and the Merger and recommends that the Company's stockholders accept the Offer and tender their Common Shares pursuant to the Offer.

    In July 1998, as a result of the Company's financial position and its relatively small size in a growth and consolidating industry with a number of larger and better capitalized competitors, the Board determined that it should take action to consider the Company's available strategic alternatives. Accordingly, a review of the business and financial condition of the Company was initiated and the Board formed a special committee to recommend an investment banker to the Board to assist the Company in the process.

    In August 1998, after the special committee met with a number of investment bankers to discuss strategic alternatives for the Company, the special committee determined to recommend to the Board the selection of DLJ.

    On August 31, 1998, a special meeting of the Board was held, at which the Board determined to retain DLJ as the Company's financial advisor based in part upon the recommendation of the special committee. Pursuant to an engagement letter dated September 8, 1998 between DLJ and the Company, DLJ prepared a confidential information memorandum regarding the Company and began making preliminary contacts with potential strategic and financial investors.

    In October 1998, with the assistance of DLJ, the Company's management pursued contacts with a number of parties, including Tyco, regarding potential strategic alternatives. The strategic alternatives included change of control transactions, acquisitions of other entities, and raising capital through the issuance of debt or equity securities. During this period, the Company contacted 36 entities to explore strategic options for the Company. Of the 36 entities contacted by the Company, 30 reviewed an executive summary prepared by management and 11 executed confidentiality agreements and subsequently received the confidential information memorandum prepared by DLJ regarding the Company.

    On December 8, 1998, in response to the initial contacts, the Company received from Tyco a written non-binding proposal for the acquisition of all of the Common Shares at a price of $10.00 per share in cash and all of the shares of Preferred Stock in accordance with their terms, subject to the conditions that the transaction would be completed no later than January 30, 1999, and Tyco would complete its due diligence investigation with respect to the Company, and would be satisfied with the results of such investigation.

    On December 8, 1998, following receipt of Tyco's proposal, the Board held a special meeting to discuss, with the assistance of its outside legal counsel, the terms of such proposal. At this meeting, the Company's outside legal counsel reviewed with the Board the effects of completing the proposed transaction by January 30, 1999, which according to the terms of the Preferred Stock entitled the preferred holders to a redemption payment of $1,300 per share compared to a redemption payment of $1,500 per share if such transaction were completed on or after February 2, 1999.

    On December 9, 1998, a special meeting of the Board was held, at which DLJ and the Company's management presented to the Board an analysis of Tyco's proposal from a financial perspective. After considering this presentation, the Board directed DLJ and management to attempt to negotiate an increase in the aggregate consideration offered by Tyco for the Company's stock. DLJ and management also updated the Board on the status of discussions relating to other strategic alternatives. After hearing this presentation, the Board instructed DLJ and management to request final proposals from all parties who had expressed any interest in engaging in a transaction with the Company.

    At this meeting, the Board also heard a presentation from the Company's outside legal counsel with respect to the rights of the Company's preferred stockholders in connection with the proposed transaction with Tyco, including a review of the change of control provisions mandating a redemption payment of $1,300 per share if such transaction were completed prior to February 2, 1999 or $1,500 per share if such transaction were completed on or after February 2, 1999 as well as the vote required of the holders of Preferred Stock to approve the transaction. After discussion, the Board concluded that the proposed transaction as structured would require the approval of the holders of 75% of the Preferred Stock. The Board directed DLJ and management to execute confidentiality agreements with certain holders of Preferred Stock and to begin discussions with such holders to obtain their approval of the terms of the proposed transaction, including the price of $1,300 per share of Preferred Stock. Further, so as to not prolong the process of negotiating the proposed transaction with Tyco, the Board authorized the Company's management and outside legal counsel to proceed with negotiations of the non-financial terms of such transaction.

    From December 9 to December 15, 1998, the Company's management, with the assistance of DLJ, executed confidentiality agreements with certain holders of Preferred Stock and held discussions with such holders with respect to their approval of the terms of the proposed transaction.

    On December 11, 1998, Tyco delivered a draft of the Merger Agreement to the Company.

    On December 16, 1998, the Board held a special meeting to review the terms of the draft Merger Agreement, as well as the status of other strategic alternatives for the Company. At this meeting, the Board, together with the Company's outside legal counsel and representatives of DLJ, reviewed the terms and conditions of the Offer and the Merger as set forth in the draft Merger Agreement. The Board heard presentations by its outside legal counsel with respect to the terms and structure of the proposed transaction and the Board's fiduciary obligations under Delaware law. In addition, DLJ, with the assistance of management, provided a summary of the financial terms of the proposed transaction and informed the Board that Tyco was unwilling to increase the aggregate consideration to be paid for the Company's stock. The Company's management and DLJ also summarized the recent discussions with certain holders of Preferred Stock and informed the Board that such holders were unwilling to approve a transaction with Tyco involving a price of $1,300 per share of Preferred Stock. However, such holders suggested that they would likely consent to such a transaction at a price of $1,500 per share of Preferred Stock (i.e., at the redemption price required under the terms of the Preferred Stock for change of control transactions occurring on or after February 2, 1999). The Board recognized that, without an increase in the aggregate consideration paid for the Company's stock, the price for the Common Shares would decrease from $10.00 to $8.67 per share if the price for the Preferred Stock increased from $1,300 to $1,500 per share. At this time, the Board instructed DLJ and management to continue discussions with the holders of Preferred Stock with respect to their approval of the proposed transaction.

    At this meeting, DLJ also distributed to the Board and reviewed, with the assistance of management, a proposal received on December 15, 1998 from a third party relating to an equity investment in the Company under two different scenarios, including (i) an investment of $35-$40 million in new common stock to enable the Company to make acquisitions or (ii) an investment of $20 million in new preferred stock similar in terms to the Preferred Stock to enable the Company to repay existing debt in order to provide the Company with additional working capital flexibility. DLJ informed the Board that, after canvassing all interested parties, the foregoing equity proposal was the only proposal other than Tyco's received in the process. The Board requested that DLJ and management prepare a financial analysis of such proposal and present it to the Board at the next Board meeting.

    On December 17, 1998, the Board held a special meeting, at which management presented the Board with financial projections of the Company assuming the completion of the previously presented equity proposal. DLJ also provided the Board with an analysis of the equity proposal. Although no formal action was taken, the Board indicated that it favored the proposed transaction with Tyco over the equity proposal. The equity proposal was considered less favorable for a number of reasons, including the significant dilution to the Company's existing stockholders resulting from such proposed equity transaction and that approval would still be required from the holders of Preferred Stock in order to consummate such proposed equity transaction. However, the Board also indicated that, although it favored the transaction with Tyco, it would not approve such a transaction at a price of $8.67 per Common Share and $1,500 per share of Preferred Stock. After discussion, the Board instructed DLJ and the Company's management to again propose to Tyco an increase in its aggregate offering price for the Company's stock. In addition, the Board determined that, in order to pursue the Tyco transaction, it may be necessary for the Company to reach a compromise with the holders of Preferred Stock regarding the offering price for the Preferred Stock and directed DLJ and management to hold discussions with certain holders of Preferred Stock regarding such a compromise.

    From December 17 to December 23, 1998, meetings between the Company's outside legal counsel and Tyco's outside legal counsel were held to negotiate the non-financial terms of the draft Merger Agreement.

    Also during this period, DLJ and the Company's management continued to hold discussions with certain holders of Preferred Stock with respect to their approval of the proposed transaction. After numerous discussions, the Company reached a compromise with the holders of Preferred Stock, which provided that such holders would sell their shares of Preferred Stock to Tyco at a price of $1,400 per share (effectively waiving the required redemption payment of $1,500 per share for change of control transactions completed on or after February 2,
1999). In light of this compromise, Tyco agreed to waive the requirement that the transaction be completed by January 30, 1999.

    In addition, during this period, DLJ and management continued to discuss with Tyco the financial terms of the proposed transaction. However, DLJ and management were unsuccessful in convincing Tyco to increase the aggregate consideration to be paid to the Company's stockholders.

    On December 23, 1998, the Board held a special meeting at which outside counsel for the Company again reviewed the fiduciary obligations of the Board under Delaware law in connection with the proposed transaction and presented a summary of the latest draft Merger Agreement and draft Stock Purchase Agreement. At this meeting, DLJ and the Company's management reported to the Board that certain holders of Preferred Stock had agreed to approve the transaction with Tyco at a purchase price of $1,400 per share of Preferred Stock, which would correspond to a price of $9.34 per Common Share, conditioned upon payment of unpaid and accrued dividends on the Preferred Stock through the date of Purchase. The

Board then discussed that Tyco's position was that its offer price did not include the payment of unpaid and accrued dividends on the Preferred Stock during the period from October 1, 1998 through and until the Purchase. The Board instructed DLJ and management to attempt to convince Tyco to pay such dividends and to begin discussions with certain holders of Preferred Stock regarding their approval of the transaction in the event Tyco remained unwilling to do so. The Board also heard a report from DLJ and management that Tyco again had declined to increase the aggregate consideration in the proposed transaction. In addition, DLJ made a presentation to the Board outlining the results of the financial analyses it had conducted to assess the fairness of the proposed transaction. DLJ indicated that it believed that it would be in a position to opine at the next Board meeting that the aggregate consideration to be received by the holders of the Company's stock pursuant to the proposed transaction is fair to such holders from a financial point of view, assuming no significant change in the proposed terms. Although no formal action was taken, members of the Board indicated that they would support a transaction with Tyco with the currently proposed terms.

    From December 23, 1998 to January 5, 1999, the Company's management and outside legal counsel held ongoing discussions with Tyco to finalize the non-financial terms of the proposed transaction. Also during this period, DLJ and management held discussions with Tyco with respect to the payment of dividends on the Preferred Stock. Concurrently, DLJ and management canvassed certain holders of Preferred Stock as to whether such holders would consent to the transaction if the Company did not pay the dividends on the Preferred Stock during the period prior to the Purchase.

    On January 5, 1999, the Board held a special meeting, at which management reported that Tyco would not agree to include the payment of preferred dividends in the terms of the proposed transaction. In addition, management reported that certain holders of Preferred Stock had indicated that they would not consent to the proposed transaction at a price of $1,400 per share of Preferred Stock unless the Company paid dividends on the Preferred Stock during the period prior to the Purchase. Management also explained that they believed that Tyco would be willing to pay accrued preferred dividends if the offering price for Common Shares was $9.25 per share. Although no formal action was taken, the members of the Board indicated that, considering the alternatives, they would support a transaction with Tyco at a price of $9.25 per Common Share and $1,400 per share of Preferred Stock with the payment of dividends on the Preferred Stock. At this time, the Board instructed management to propose to Tyco a purchase price of $9.25 per Common Share and $1,400 per share of Preferred Stock, provided that Tyco agreed that accrued dividends would be paid on the Preferred Stock, and to finalize any other remaining open issues. Thereafter, Tyco agreed to a purchase price of $9.25 per Common Share and $1,400 per share of Preferred Stock, together with accrued and unpaid dividends through the date of Purchase.

    From January 5 to January 8, 1999, the Company's outside legal counsel and Tyco's outside legal counsel finalized the terms of the Agreements.

    On January 8, 1999, the Board held a special meeting to consider the final terms of the Offer, the Purchase, the Merger and the Agreements. At this meeting, the Board reviewed the Offer, the Purchase, the Merger and the Agreements with the Company's management, the Company's outside legal counsel and representatives of DLJ. The Board heard presentations by its outside legal counsel with respect to the terms of the proposed transaction and a summary of the fiduciary obligations of the Board in considering such a transaction. The Board also heard a presentation by DLJ with respect to the financial terms of the proposed transaction.

    At the conclusion of its presentation, representatives of DLJ delivered the oral opinion of DLJ to the Board (subsequently confirmed in writing) that, as of such date, the aggregate consideration to be received by the holders of the Company's stock pursuant to the Agreements is fair to such stockholders from a financial point of view.

    Based upon such discussions, presentations and opinion, the Board unanimously (i) approved the Offer, the Purchase and the Merger and the execution of the Agreements in substantially the forms presented to it, and the transactions contemplated thereby and (ii) determined to recommend that the Company's stockholders accept the Offer and tender their Common Shares pursuant to the Offer.

    Following such approval of the Company's Board, the Company and Tyco exchanged their respective signature pages to the Merger Agreement. A joint press release announcing the execution of the Agreements was released by the parties prior to the opening of the financial markets on Monday January 11, 1999.

    (b) Reasons for Recommendations of Board

    In reaching its conclusions and recommendations described above, the Board considered a number of factors, including the following:

        (i) The Company's business, financial condition, results of operations, assets, liabilities, business and strategic objectives, as well as the risks involved in achieving those objectives, and the economic and market conditions, on an historical, current and prospective basis. In particular, the Board considered the financial condition of the Company, including the significant working capital constraints affecting the Company and the Company's need for additional financing.

        (ii) The opinion of DLJ, the Company's financial advisor, that the aggregate consideration to be paid to the Company's stockholders pursuant to the Agreements is fair, from a financial point of view, to such stockholders. A copy of the opinion rendered by DLJ to the Board, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by DLJ in arriving at its opinion, is attached hereto as Annex I and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

        (iii) The Company's existing and future competitive position in the industry in which it operates, the relative size of the other participants in the industry in which it operates and the available capital and resources of such other participants as compared to the available capital and resources of the Company.

        (iv) The lack of indications of interest received by the Company and DLJ since the Company retained DLJ to assist it in exploring strategic alternatives.

        (v) The historical and recent market prices of the Common Shares. In its consideration of this factor, the Board recognized that market price levels for the Common Shares during the first week of January 1999 (immediately before the signing of the Agreements) were at times higher than the $9.25 Offer price, ranging to a high of $10.63 during this period, and that the closing price of the Common Shares was $9.75 on January 8, 1999 (the date of Board approval of the Agreements). However, the Board believed, based on discussions with DLJ, that these market price levels may have reflected a growing market awareness of the proposed transaction. The Board took into account that the Offer price represents a premium of 21.1% over the average closing price of $7.64 per Common Share during the month of December 1998, that it represents a premium of 37.0% over the closing price of $6.75 per share on August 31, 1998 (the date the Board determined to retain DLJ as its financial advisor), and that it represents a premium of 23.3% over the closing price of $7.50 per share on December 8, 1998 (the date the Company received Tyco's proposal). The Board's consideration of historical and recent market prices was part of a broader consideration with respect to the other factors described herein. Notwithstanding that trading prices were at times higher than the Offer price immediately prior to approval of the Agreements, the Board determined that the Offer was fair to the Company's stockholders. The Board recommended that stockholders accept the Offer as a result of its consideration of such other factors, which included the results of DLJ's solicitation of interest in the Company and the Board's view of the likelihood that a higher price could be obtained or that a more favorable alternative would be available for the Company and its stockholders.

        (vi) The purchase price of $1,400 per share of Preferred Stock represents a 40% premium over the liquidation value of the Preferred Stock, resulting from the change of control redemption provisions contained in the Preferred Stock.

        (vii) The terms of the Preferred Stock, including the voting rights associated with mergers and similar transactions and the effect of such rights on the relative premiums for the Common Shares and Preferred Stock in the Offer and Purchase.

        (viii) The fact that neither the Offer nor the Purchase would be subject to a financing condition.

        (ix) The advice to the Board from DLJ regarding the likelihood of a superior offer arising.

        (x) The alternatives to the Offer, the Purchase and the Merger available to the Company, including, without limitation, continuing to maintain the Company as an independent company.

        (xi) The fact that the Agreements both involve cash consideration, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders.

        (xii) The financial and other terms and conditions of the Offer, the Purchase, the Merger and the Agreements, including, without limitation, the facts that the terms of the Agreements will not prevent other third parties from making certain bona fide proposals subsequent to execution of the Agreements, will not prevent the Board from determining, in the exercise of its fiduciary duties in accordance with the Agreements, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed above, to enter into a transaction with a third party that would be more favorable to the Company's stockholders than the Offer, the Purchase and the Merger.

        (xiii) The structure of the transaction, which is designed, among other things, to result in receipt by the holders of Common Shares and Preferred Stock at the earliest practicable time of the consideration to be paid in the Offer and the Purchase.

        (xiv) The likelihood that the Offer, the Purchase and the Merger would be consummated.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Purchase and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    In September 1998, the Company retained DLJ to render financial advisory services and assist the Company with respect to its consideration of strategic alternatives for the Company, including a possible sale of the Company. Pursuant to its engagement letter with DLJ, the Company paid DLJ an initial fee of $50,000 and has agreed to pay DLJ additional compensation as follows: (a) a fee of $300,000 at the time DLJ notifies the Board that it is prepared to deliver DLJ's fairness opinion with respect to a proposed transaction; (b) an additional fee of $25,000 for each update of a prior fairness opinion; and (c) a fee equal to 0.75% of the value of a completed transaction up to $9.00 per share, plus 2.0% of the value of a completed transaction in excess of $9.00 per share, less the initial fee of $50,000 and the fees paid under clauses (a) and (b) above.

    The Company has also agreed to reimburse DLJ's reasonable expenses, including the fees and disbursements of its counsel, and to indemnify and defend DLJ and certain related persons against certain liabilities in connection with the engagement.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer, the Purchase or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in Common Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, subsidiary or affiliate of the Company.

    (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender to Purchaser all Common Shares over which such person has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by Tyco, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders, as described in Item 3(b) above.

    (b) Section 203 of the Delaware General Corporation Law

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

    In accordance with the Agreements and Section 203, the Company's Board of Directors approved the Offer, the Purchase and the Merger and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Purchase and the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Excerpts from the Company's Proxy Statement for its 1998 Annual Meeting of
           Stockholders held on June 30, 1998.

Exhibit 2  Agreement and Plan of Merger, dated as of January 8, 1999, among Alarmguard
           Holdings, Inc., Tyco International Ltd. and T16 Acquisition Corp.

Exhibit 3  Preferred Stock Purchase Agreement, dated as of January 8, 1999, among T16
           Acquisition Corp., Alarmguard Holdings, Inc. and certain stockholders of
           Alarmguard Holdings, Inc.

Exhibit 4  Letter to Stockholders of Alarmguard Holdings, Inc., dated January 15, 1999.*

Exhibit 5  Joint Press Release, dated January 11, 1999, announcing the signing of the
           Merger Agreement and the Stock Purchase Agreement.

Exhibit 6  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation.* (attached as
           Annex I hereto)

------------------------

*   Included in copies mailed to stockholders

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ALARMGUARD HOLDINGS, INC.

Date: January 15, 1999          By:          /s/ RUSSELL R. MACDONNELL
                                     -----------------------------------------
                                               Russell R. MacDonnell
                                       CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                     PRESIDENT

                                                                         ANNEX I

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                                          January 8, 1999

Board of Directors
Alarmguard Holdings, Inc.
125 Frontage Road
Orange, CT 06477

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the stockholders of Alarmguard Holdings, Inc. (the "Company") of the aggregate consideration to be received by such stockholders as contemplated by the terms of the Agreement and Plan of Merger, dated as of January 8, 1999 (the "Agreement"), by and among the Company, Tyco International, Ltd. ("Tyco") and T16 Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Tyco, pursuant to which Purchaser will be merged with and into the Company (the "Merger").

    Pursuant to the Agreement, Tyco will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock, par value $.0001 per share ("Company Common Stock") at a cash price of $9.25 per share or such higher price as may be paid in the Tender Offer (the "Offer Price"). The Tender Offer is to be followed by the Merger in which the shares of all holders of Company Common Stock who did not tender would be converted into the right to receive the Offer Price. In addition, pursuant to the Preferred Stock Purchase Agreement dated as of January 8, 1999 by and among Purchaser, the persons listed thereon and American Stock Transfer and Trust Company, as escrow agent, the holders of each issued and outstanding share of Series A Preferred Stock, par value $.0001 per share ("Series A Preferred Stock"), and Series B Preferred Stock, par value $.0001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, will receive $1,400 per share of Preferred Stock.

    In arriving at our opinion, we have reviewed the Agreement and the Preferred Stock Purchase Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management was certain financial projections of the Company for the period beginning December 31, 1998 and ending December 31, 2002 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Tyco and their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent development may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer or the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer or the Merger. Our opinion neither constitutes (i) a recommendation to any stockholder as to whether such stockholder should tender into the Tender Offer or vote on the proposed Merger nor (ii) a judgment as to the appropriate allocation of consideration between holders of Company Common Stock and Preferred Stock.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for Tyco and its affiliates in the past and has been compensated for such services.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the aggregate consideration to be received by the holders of Company Stock pursuant to the Agreement and the Preferred Stock Purchase Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,
                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ Nella Domenici

                                                                        ANNEX II

                           ALARMGUARD HOLDINGS, INC.
                               125 FRONTAGE ROAD
                                ORANGE, CT 06477

                            ------------------------

                     INFORMATION PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                            ------------------------

    The following information is being furnished to holders of the common stock, par value $.0001 per share ("Common Stock"), the Series A Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock) and Series B Preferred Stock, par value $.0001 per share (the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Preferred Stock") of Alarmguard Holdings, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Tyco International Ltd., a Bermuda company ("Tyco"), of at least a majority of the members of the Board of Directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 8, 1999 (the "Merger Agreement"), by and among the Company, Tyco and T16 Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Tyco ("Purchaser").

    THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

    The Merger Agreement provides that promptly following the purchase of any shares of Common Stock pursuant to the Offer, Tyco may request that the Company take all actions necessary to cause persons designated by Tyco to become directors of the Company (the "Tyco Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of shares of Common Stock and Preferred Stock beneficially owned by Tyco or any of its affiliates following consummation of the Offer by (ii) the total number of shares of Common Stock and Preferred Stock outstanding. For this purpose, each share of Common Stock will be counted as one share, and each share of Preferred Stock will be counted as the number of shares of Common Stock into which such share of Preferred Stock is convertible. The Company has also agreed to increase the size of the Board of Directors or exercise reasonable best efforts to secure the resignation of existing directors so as to enable Tyco's designees to be elected to the Board of Directors in accordance with such provisions.

    The information contained in this Annex II concerning Tyco and Purchaser has been furnished to the Company by Tyco, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                 CERTAIN INFORMATION CONCERNING TYCO DESIGNEES

    Tyco has informed the Company that it will select the Tyco Designees from among L. Dennis Kozlowski (age 52), Mark A. Belnick (age 52), Joshua M. Berman (age 60), Byron S. Kalogerou (age 37), M. Brian Moroze (age 55), Michael A. Robinson (age 33) and Mark H. Swartz (age 38), each of whom is a director or executive officer of Tyco, certain subsidiaries of Tyco or Purchaser. Information concerning the Tyco Designees is contained in Annex I and Annex II to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The information in such Annexes is incorporated herein by reference. In addition to the information concerning Mr. Kozlowski in such Annexes, Mr. Kozlowski is a director of Applied Power, Inc., Raytheon Company, Dynotech Corporation and RJR Nabisco Holdings Corp. Tyco has also informed the Company that each of such directors and executive officers has consented to act as a director of the Company, if so designated. It is expected that none of the Tyco Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

                   GENERAL INFORMATION REGARDING THE COMPANY

    The Company has three classes of voting securities outstanding: Common Stock, Series A Preferred Stock and Series B Preferred Stock. As of December 23, 1998, the Company had outstanding 5,569,983 shares of its Common Stock. Each share of Common Stock is entitled to one vote. In addition, the Company had outstanding 35,700 shares of Series A Preferred Stock and 5,000 shares of Series B Preferred Stock. Each share of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock. Accordingly, each share of Series A Preferred Stock is entitled to 121.21 votes and each share of Series B Preferred Stock is entitled to 129.03 votes.

    Currently, the Board of Directors of the Company consists of nine members. The Board of Directors is divided into three classes. The Class I Directors serve for a three-year term and such term will expire at the 2001 annual meeting. Class II Directors serve for a two-year term and such term will expire at the 1999 annual meeting. Class III Directors serve for a three-year term and such term will expire at the year 2000 annual meeting.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

    The persons named below are the current members of the Board of Directors. The following sets forth certain information concerning each of the nine members of the Board of Directors as of December 31, 1998.

                                                    EXPIRATION OF
NAME                                      AGE           TERM                               POSITION
------------------------------------      ---      ---------------  -------------------------------------------------------
Russell R. MacDonnell...............          50           2000     Chairman, Chief Executive Officer and President

David Heidecorn.....................          42           2001     Executive Vice President, Chief Financial Officer and
                                                                    Director

Stuart L. Bell......................          45           2000     Director

Michael E. Cahr.....................          58           1999     Director

Michael M. Earley...................          43           2000     Director

Stephen L. Green....................          47           1999     Director

Timothy A. Holt.....................          45          *         Director

Thomas W. Janes.....................          43           2001     Director

Jeffrey T. Leeds....................          42          *         Director

------------------------

* Directors nominated by the holders of Preferred Stock in accordance with the terms of the Preferred Stock.

    The following is a brief summary of the background of each director of the
Company:

    RUSSELL R. MACDONNELL. Mr. MacDonnell serves as the Chief Executive Officer and Chairman of the Board of Directors of the Company. From 1973 to 1985, Mr. MacDonnell served as President of Sonitrol Security Systems ("Sonitrol Security") which was the Northeast distributor for Sonitrol Corporation. From July 1986 to May 1991, Mr. MacDonnell served as Chairman and Chief Executive Officer of SecurityLink Corporation, which provided security alarm services and equipment in the Northeast, Midwest, Mid-Atlantic and Southeast regions. In December 1991, Mr. MacDonnell founded the Company.

Mr. MacDonnell is a member of the Fairchester Chapter of Young Presidents Organization, the American Society for Industrial Security, the National Burglar and Fire Alarm Association, as well as various other security alarm industry organizations. Mr. MacDonnell received a B.A. from Williams College in 1970 and a J.D. from Boston University School of Law in 1973.

    DAVID HEIDECORN. Mr. Heidecorn serves as Executive Vice President, Chief Financial Officer and a director of the Company. Mr. Heidecorn is one of the founding investors in the Company. In 1984, Mr. Heidecorn joined General Electric Company in the International Sector. From 1986 to 1992, Mr. Heidecorn was employed by GE Capital as a Vice President in the Leveraged Finance Group and a Senior Vice President for the Corporate Finance Group, where he led the Bankruptcy and Reorganization Finance activity for the Northeast. He received his B.A. in Economics from Lehigh University and his M.B.A. in Finance from Columbia University.

    STUART L. BELL. Mr. Bell served as the Executive Vice President and Chief Financial Officer of CUC International from 1983 to January 1995 and is the Vice Chairman of Interval. Mr. Bell also serves as director of Harbinger Corp. and International Telecommunication Data Systems, Inc.

    MICHAEL E. CAHR. Mr. Cahr serves as Chairman of Allscripts, Inc., a privately-owned company engaged in providing medication management solutions through the use of technology. He has served in this position since 1994 and also served as President and Chief Executive Officer until October 1997. He served as a Venture Group Manager for Allstate Venture Capital, a division of Allstate Insurance Company, between 1987 and June 1994. He served as a director of Triton Group Ltd., from June 1993 to April 1997 and is also a director of LifeCell Corporation and Optek Technologies, Inc.

    STEPHEN L. GREEN. Mr. Green is general partner of Canaan Partners, a venture capital fund located in Rowayton, Connecticut. Prior to joining Canaan Partners in November 1991, he served as Managing Director in GE Capital's Corporate Finance Group for more than five years. Mr. Green also serves as director for the following public companies: Chartwell RE Corporation; Suiza Foods Corporation; and Advance Paradigm Inc.

    MICHAEL M. EARLEY. Mr. Earley serves as President of Triton Group Management, Inc., a management consulting firm. He served as President and Chief Executive Officer of Triton Group Ltd., from February 1996 to April 1997 and as a director since June 1993. Mr. Earley served as President and Chief Operating Officer (June 1994 to January 1996) and Senior Vice President and Chief Financial Officer of Triton and Intermark, Inc. (1991 to 1994). He is also a director of Ridgewood Hotels, Inc.

    TIMOTHY A. HOLT. Mr. Holt has been Chief Investment Officer for Aetna Inc. since September 1997. Mr. Holt has been employed by Aetna since 1977 in a variety of positions, including Senior Vice President and Chief Financial Officer for Aetna Retirement Services beginning in January 1996 and prior to that as Vice President, Portfolio Management Group.

    THOMAS W. JANES. Mr. Janes serves as Managing Director of Triumph Capital Group, Inc., ("Triumph Capital"), a private equity money management firm which, through its affiliates, manages Triumph Partners III, L.P., Triumph-California Limited Partnership and Triumph-Connecticut Limited Partnership, of which Mr. Janes is a general partner. He has been affiliated with Triumph Capital since 1990. Mr. Janes also serves as a director of Dairy Mart Convenience Stores, Inc.

    JEFFREY T. LEEDS. Mr. Leeds has been a principal of Advance Capital Management, LLC, a private equity firm located in New York, since 1995. Mr. Leeds is also President and co-founder of Leeds Group Inc., a New York private investment banking firm founded in 1993. From 1986 to 1993, Mr. Leeds worked in the investment banking firm of Lazard Freres & Co. Mr. Leeds presently serves on the boards of The Edison Project, Elsinore Corporation and The World Resources Institute.

EXECUTIVE OFFICERS OF THE COMPANY

    The following table provides certain information about the Company's current executive officers not serving as directors of the Company:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Gregory J. Westhoff.................          49   Vice President of the Company and President and Chief Operating
                                                   Officer of Alarmguard, Inc.

Joseph J. Monachino.................          47   Vice President, Sales and Marketing of Alarmguard, Inc.

Peter M. Rogers.....................          45   Vice President, Operations of Alarmguard, Inc.

    The following is a brief summary of the background of each executive officer of the Company listed above:

    GREGORY J. WESTHOFF. Mr. Westhoff serves as Vice President of the Company and President and Chief Operating Officer of Alarmguard, Inc. Mr. Westhoff was the Vice President, Mid-Atlantic Region, and Chief Operating Officer of SecurityLink Corporation, where he served from December 1989 until May 1992 in Philadelphia, Pennsylvania. Prior to joining SecurityLink Corporation, Mr. Westhoff was Eastern Regional Manager of Westec Security in Philadelphia from 1988 to 1989. From 1985 to 1988, Mr. Westhoff was District Manager of Rollins Protective Services and General Manager for Warner Amex Security Systems from 1981 to 1985. Mr. Westhoff was General Manager for American Alarm from 1976 to 1981 and District Manager for Westinghouse Security System from 1969 to 1976. Mr. Westhoff graduated from Edinboro University of Pennsylvania in 1969.

    JOSEPH J. MONACHINO. Mr. Monachino serves as Vice President, Sales and Marketing of Alarmguard, Inc. Mr. Monachino joined Alarmguard, Inc. in July 1994 to manage its sales and marketing functions. Prior to joining Alarmguard, Inc., Mr. Monachino formed his own marketing consulting group located in Westport, Connecticut serving clients including Holmes Protection Group, LTD and Dictograph Franchise Corporation. Mr. Monachino also served as Vice President of Marketing for SecurityLink Corporation from 1987 to 1991. Mr. Monachino earned his B.A. from Franklin College in 1973 and a Masters of Divinity from Yale University in 1976.

    PETER M. ROGERS. Mr. Rogers serves as Vice President, Operations, of Alarmguard, Inc. Mr. Rogers joined Alarmguard, Inc. in November of 1994 to direct Alarmguard's MIS, telecommunications, purchasing and inventory, training and standards/procedures areas. Mr. Rogers served as Vice President of Operations with SecurityLink Corporation from 1989 to 1991. Mr. Rogers served as Eastern Regional Manager with Eddie Bauer from 1981 to 1984, Beekly Corporation as Vice President Operations from 1984 to 1989, and Windsor Marketing Group as Vice President of Sales from 1991 to 1994. Mr. Rogers earned his B.A. from Harvard University in 1976 and his M.B.A. from Rensselaer Polytechnic Institute in 1990.

MEETINGS AND CERTAIN COMMITTEES OF THE DIRECTORS

    The Board of Directors held four regular meetings and 11 telephonic meetings during 1998. All directors attended at least 75% of the total number of meetings of the Board of Directors and all committees of the Board of Directors on which they served.

    The Board of Directors has delegated certain functions to the following standing committees:

    The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors of the Company. The Audit Committee held one meeting during 1998. The current members of the Audit Committee are Messrs. Bell and Earley.

    The Compensation Committee's functions are to review, approve, recommend and report to the Chief Executive Officer and the Board of Directors matters specifically relating to the compensation of the Company's Chief Executive Officer and other key executives. The committee held two meetings during 1998. The current members of the Compensation Committee are Messrs. Bell, Cahr and Green.

    The Company does not have a nominating committee of its Board of Directors.

COMPENSATION OF DIRECTORS

    In 1998, each director of the Company who was not employed by the Company received $1,000 for each meeting of the Board of Directors attended in person and $500 for each committee meeting attended in person. Directors are also reimbursed for their out of pocket expenses in attending meetings for the Company.

    Directors who are not employees of the Company also received options to purchase shares of the Company's Common Stock as follows:

        (1) Each director of the Company who was first elected or appointed a director at the time of the merger with Triton Group Ltd. on April 15, 1997, received a non-discretionary automatic grant of non-qualified ten-year stock options for the purchase of 10,000 shares of Common Stock at an exercise price of $7.50, the value of Common Stock at date of grant. Options granted vest ratably over a three-year period.

        (2) On July 1, 1998, each non-employee Director received a non-discretionary automatic grant of non-qualified stock options for the purchase of 10,000 shares of the Company's Common Stock at an exercise price of $9.625, the value of the Common Stock at the date of grant. Options granted vest ratably over a three-year period.

EXECUTIVE COMPENSATION

    The following table shows the cash compensation paid by the Company and its subsidiaries as well as certain other compensation paid or accrued in 1996, 1997 and 1998 to the Chairman of the Board and Chief Executive Officer of the Company, and the four most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG TERM
                                                                                   COMPENSATION
                                                                                   -------------
                                                       ANNUAL COMPENSATION          SECURITIES
                                                 --------------------------------   UNDERLYING        ALL OTHER
                                                   YEAR       SALARY    BONUS(1)   OPTIONS(#)(2)  COMPENSATION(1)(4)
                                                 ---------  ----------  ---------  -------------  ------------------
Russell R. MacDonnell..........................       1998  $  290,000  $  90,000        90,000       $    5,963(5)
Chairman, Chief Executive Officer                     1997     275,000     90,000       110,000           81,254(3)
and President                                         1996     271,882     67,500             0            1,758

David Heidecorn................................       1998     210,000     90,000        70,000            1,393
Executive Vice President                              1997     200,000     65,000        65,000           51,780(3)
and Chief Financial Officer....................       1996     193,349     57,500             0            1,349

Gregory J. Westhoff............................       1998     170,000     65,000        60,000            1,128
Vice President and                                    1997     150,000     65,000        40,000            1,348
President of Alarmguard, Inc...................       1996     140,835     40,000             0            1,016

Joseph J. Monachino............................       1998     125,000     20,000        20,000            1,659
Vice President, Sales and                             1997     121,000     15,000        16,000            2,219
Marketing of Alarmguard, Inc.                         1996     120,069     15,000             0            1,593

Peter M. Rogers................................       1998     115,000     40,000        25,000            1,526
Vice President, Operations                            1997     100,000     30,000        16,000            1,719
of Alarmguard, Inc.                                   1996      95,000     20,000             0            1,356

------------------------

(1) Of the compensation reported as Bonus and All Other Compensation in 1997 for Messrs. MacDonnell and Heidecorn, $125,000 and $75,000, respectively, was paid in the form of debentures.

(2) Number of shares of Common Stock underlying options granted on March 10, 1998.

(3) Includes special one time bonuses in 1997 provided to Messrs. MacDonnell and Heidecorn in connection with the merger with Triton Group Ltd.

(4) Other compensation consists of contributions by the Company on behalf of each of the named individuals in connection with the Company's 401(k) Savings Plan.

(5) Includes $4,065 of life insurance premiums paid by the Company.

STOCK OPTIONS

    The following table sets forth certain information regarding stock options granted in 1998 to the five individuals named in the Summary Compensation Table. In addition, in accordance with the rules of the Securities and Exchange Commission (the "Commission"), the table also shows a hypothetical potential realizable value of such options based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the options were granted over the full option term. The assumed rates of growth were selected by the Commission for illustration purposes only, and are not intended to predict future stock prices, which will depend upon market conditions and the Company's future performance and prospects.

                    OPTION GRANTS IN LAST FISCAL YEAR (1998)

                                                                                                              POTENTIAL REALIZABLE
                                                                                                                VALUE AT ASSUMED
                                                                      PERCENT                                ANNUAL RATES OF STOCK
                                                                     OF TOTAL                                  PRICE APPRECIATION
                                                         # OF         OPTIONS      EXERCISE    EXPIRATION       FOR OPTION TERM
                                                        OPTIONS     GRANTED TO       PRICE       DATE OF    ------------------------
                                                        GRANTED      EMPLOYEES      ($/SH)        GRANT       5% ($)       10%($)
                                                      -----------  -------------  -----------  -----------  ----------  ------------
Russell R. MacDonnell...............................      90,000           25%     $   10.00      3/10/08   $  566,005  $  1,434,368

David Heidecorn.....................................      70,000           19%         10.00      3/10/08      440,226     1,115,620

Gregory J. Westhoff.................................      60,000           16%         10.00      3/10/08      377,337       956,245

Joseph J. Monachino.................................      20,000            5%         10.00      3/10/08      125,779       318,748

Peter M. Rogers.....................................      25,000            7%         10.00      3/10/08      157,224       398,436

    The five individuals named in the above table received 265,000 options. The options expire on March 10, 2008, and vest over four years.

OPTIONS EXERCISED AND HOLDINGS

    The following table sets forth the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 1998 for the five individuals named in the Summary Compensation Table. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the closing market price of Common Stock at December 31, 1998. None of those persons exercised any stock options in 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                           VALUE OF UNEXERCISED IN
                                                  NUMBER OF UNEXERCISED              THE
                                                    OPTIONS AT FISCAL      MONEY OPTIONS AT FISCAL
                                                       YEAR-END(1)               YEAR-END(2)
                                                 ------------------------  ------------------------
                                                 EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                                                 -----------  -----------  -----------  -----------
Russell R. MacDonnell..........................      42,774      174,524    $ 131,452    $  56,776

David Heidecorn................................      23,887      119,762       66,977       32,137

Gregory H. Westhoff............................      14,968       90,920       43,237       22,056

Joseph J. Monachino............................       8,831       32,414       39,269        9,175

Peter M. Rogers................................       4,552       37,184        6,234        7,411

------------------------

(1) Number of options that are exercisable and unexercisable as of December 31, 1998.

(2) Value of exercisable and unexercisable options with a December 31, 1998 market price of $8.00. Grants have exercise prices of $0.27, $0.33, $7.50 and $10.00.

SEVERANCE AGREEMENTS

    Messrs. MacDonnell, Heidecorn and Westhoff are parties to severance agreements (the "Severance Agreements") with the Company. The Severance Agreements provide that in the event each is involuntarily terminated by the Company without "cause" or resigns for "good reason" (as such terms are defined in the Severance Agreements), he will be provided with the following termination payments and benefits: (a) any earned and accrued but unpaid installment of his base salary; (b) an amount equal to the sum of his annual base salary and the average of his last three years' bonus compensation earned from the Company; (c) reimbursements of reasonable expenses incurred for a period of one year in seeking subsequent employment, to a maximum of $25,000; (d) benefit continuation for a period of one year; and (e) awards under the Company's 1997 Stock Incentive Plan will continue to vest or be exercisable for the duration of the term of such award as if his employment with the Company had continued during such term. In the event of termination of employment by reason of his death, the Company will pay to his designated beneficiary or estate the amounts and benefits described in subparagraphs (a) and (b) above, and will allow an acceleration of the vesting and exercisability of all awards granted under the 1997 Stock Incentive Plan. In the event of termination of employment for cause, disability, or his resignation without good reason, then the Company will pay to him only the payments and benefits described in subparagraph (a) above (except that, in the case of a disability, such executive will also receive the benefits set forth in subparagraph (e) above).

    In the event of the termination or resignation for any reason after a "change in control" (as such term is defined in the Severance Agreements) of the Company, the Company will pay to each individual (i) the amounts described in subparagraph (a) in the previous paragraph, (ii) the amounts described in paragraph (b) and (iii) the benefits described in subparagraphs (c) and (d) in the previous paragraph (the "Change in Control Benefits"). Termination or resignation for any reason after a change in control will also cause the accelerated vesting and lapse of restriction provisions of the 1997 Stock Incentive Plan to become applicable to the awards granted. The Change in Control Benefits and the accelerated vesting and lapse in restriction provisions of the 1997 Stock Incentive Plan will also be applicable in the event of his termination of employment by the Company within the four month period (i) prior to the date of a change in control of the Company, (ii) following commencement of certain "tender offers" for the Company's stock, (iii) following the execution by the Company of an agreement the consummation of which would constitute a change in control, (iv) following the solicitation of proxies for the election of directors by anyone other than the Company, or (v) following the approval of the Company's stockholders of certain transactions the consummation of which would result in a change of control.

    The Severance Agreements provide for certain non-competition restrictions on Messrs. MacDonnell, Heidecorn and Westhoff. Pursuant to the Severance Agreements, they agree that they will not (with certain exceptions) (i) during the period of their employment with the Company, and (ii) in the event of their termination or resignation from employment for any reason (other than in connection with a change in control), for the one-year period thereafter, own, manage, lend to or join (as an employee or otherwise) any business which "competes" with the Company, as defined in the Severance Agreements (generally, an entity will be deemed to compete with the Company if it is engaged in the residential and/or commercial security alarm business).

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors (the "Committee"), which consists of three non-employee directors, is responsible for reviewing and making recommendations to the Board with respect to the Company's executive compensation policies.

    The Company believes that there should be a direct relationship between executive compensation and value delivered to stockholders and the Company's compensation structure is based on this philosophy. The Company believes that the base compensation for its executives should be competitive, enabling the Company to attract and retain the best available people. Additionally, the Company believes that bonus compensation based on realistic targets provides the motivation to the executive to strive to meet or exceed Company goals. Since the inception of Alarmguard in 1992, the Company has used stock options as a means of providing performance-based compensation to all executive officers. The Company believes that stock options are a key ingredient to executive compensation because they serve to align the interest of executive officers with stockholder value.

    The compensation of the Company's Chief Executive Officer, Russell R. MacDonnell, like the other executive officers, consists of a combination of salary, bonus and stock options. In determining the compensation of the Company's officers, which includes salary, bonus and stock options, the Committee considers a combination of objective and subjective performance criteria, all of which the Committee believes contribute to stockholder value. Objective criteria include:

    - MRR, EBITDA and Adjusted EBITDA growth

    - MRR gross attrition

    The Committee, in conjunction with the Board of Directors, reviews the business plans and projections prepared by management and compares the Company's actual performance to the objective criteria set forth in such plans and projections.

    Subjective criteria considered by the Committee in determining executive officer compensation include the consummation of appropriately priced acquisitions, the successful integration of such acquisitions, growth in Alarmguard's direct marketing and dealer programs, the enhancement of the Company's central monitoring station and facilities and the success in capital raising. Bonuses accrued for 1998 reflect the Company's growth through acquisitions during the year and outstanding operational performance. The Committee also considers compensation paid to other persons with comparable skills and experience in the security industry and other service industries, the Company's performance in comparison to its competitors and performance in each executive's specific area of responsibility. In 1998, the Committee and the Board of Directors also considered bonus compensation for executive officers in connection with the Company's evaluation of strategic alternatives which may result in the sale of the Company. The amounts that will be awarded upon completion of the sale of the Company were based on individual officers contribution to the process as well as to the overall success of the effort.

    The Company has entered into severance agreements with the three key executives which provide for termination benefits under certain circumstances, including a termination without cause or the termination or resignation in connection with a change in control of the Company. The termination benefits include one-year's annual salary, an amount representing the average annual bonus amount paid over the last three years and the continuation of certain health and welfare plan benefits for up to one year. Four other officers have severance agreements with the Company which provide for termination benefits comprised of one-year's salary.

                                          Submitted by the Compensation
                                          Committee of
                                          The Company's Board of Directors,
                                          January 11, 1999

                                          Stuart L. Bell
                                          Michael E. Cahr
                                          Stephen L. Green

--------------------------------------------------------------------------------

1. MRR means monthly recurring revenue that the Company (or, if the context requires, another company in the security alarm industry) is entitled to receive under contracts in effect at the end of such period. MRR is a term commonly used in the security alarm industry as a measure of the size of the company. It does not measure profitability or performance, and does not include any allowance for future subscriber attrition or for uncollectible accounts receivable.

2. EBITDA is earnings before interest, income taxes, depreciation and amortization.

3. Adjusted EBITDA is derived by adding to EBITDA the expenses net of related revenues associated with the Company's Direct Marketing Program and acquisition integration expenses.

STOCK PERFORMANCE GRAPH

    The following chart compares the cumulative total stockholder returns on Common Stock since April 16, 1997 (the date on which Common Stock was first traded on the American Stock Exchange following the merger with Triton Group Ltd.) to the cumulative total returns over the same period of the Russell 2000 index and a peer group index comprised of the common stock of Borg Warner Security Corporation, The Pittston Brinks Group, Protection One, Inc., and Response USA (the "Peer Group"). The Peer Group is based on the selection of companies operating in the security alarm monitoring business. The annual returns for the Peer Group index are weighted based on the capitalization of each company within the Peer Group at the beginning of each period for which a return is indicated. The chart assumes the value of the investment in Common Stock and each index was $100 at April 16, 1997 and that all dividends were reinvested.

                COMPARISON OF 20 MONTH CUMULATIVE TOTAL RETURN*
            AMONG ALARMGUARD HOLDINGS, INC., THE RUSSELL 2000 INDEX
                                AND A PEER GROUP
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                                                4/1/97     6/1/97     9/1/97     12/1/97    3/1/98
ALARMGUARD HOLDINGS, INC.                                                            100        122        117        140        133
PEER GROUP                                                                           100        103        133        131        136
RUSSELL 2000                                                                         100        116        134        129        142

                                    6/1/98     9/1/98     12/1/98
ALARMGUARD HOLDINGS, INC.                125         97        107
PEER GROUP                               128        112        105
RUSSELL 2000                             138        110        128

          * $100 INVESTED ON 4/16/97 IN STOCK OR ON 3/31/97
           IN INDEX - INCLUDING REINVESTMENT OF DIVIDENDS.
           FISCAL YEAR ENDING DECEMBER 31.

CERTAIN TRANSACTIONS

    The Company paid Triton Group Management, Inc., an entity in which Mr. Earley, a director of the Company, is the President and 50% stockholder, $180,000 during 1998 for management consulting services in connection with the disposition of certain assets of the Company and in connection with operating as a public company.

    On July 1, 1993, the Company entered into a lease with respect to the Company's executive offices, central monitoring station and administrative headquarters located at 125 Frontage Road, Orange, Connecticut, with 125 Frontage Road LLC, a company controlled by Russell R. MacDonnell, Chairman, Chief Executive Officer and President of the Company. This lease expires on June 30, 2005 and provides for monthly rent payments of approximately $28,000 per month for an aggregate of $336,000 per year. The Company believes that the lease is on terms no less favorable than are available from an unaffiliated third party.

    The wife of Russell R. MacDonnell owns a controlling interest in Rapid Response ("Rapid Response"), a company that performs wholesale security alarm monitoring services. In connection with the Company's acquisition program, the Company from time to time purchases subscriber accounts from sellers which utilize the service of Rapid Response pursuant to contracts that pre-date such acquisitions. The Company allows such contracts to be completed before integrating the subscribers into the Company's monitoring services. Additionally, Rapid Response has also provided the Company with supplemental central station programming and has been developing a backup central station redundancy plan jointly with the Company. In connection with this arrangement, the Company incurred costs of $90,000 in 1998. The Company believes that the transactions with Rapid Response are on terms no less favorable than are available from unaffiliated third parties.

                       SECURITIES OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

    The following table sets forth, as of the close of business on December 31, 1998, information as to the ownership of the Common Stock, including (i) those stockholders known to the Company to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock (based solely upon filings by each of such stockholders with the Commission on Schedule 13D or Schedule 13G), and (ii) each director, (iii) each of the executive officers named in the Summary Compensation Table and (iv) the directors and all executive officers as a group.

                                                                           SHARES BENEFICIALLY
BENEFICIAL OWNER                                                                  OWNED            PERCENT OF CLASS
-----------------------------------------------------------------------  ------------------------  -----------------

Canaan Entities(1).....................................................           1,438,264                 23.1%
105 Rowayton Avenue
Rowayton, CT 06853

OZ Management, L.L.C. (2)..............................................           1,121,212                 16.8%
153 E. 53rd Street, 44th Floor
New York, NY 10022

Triumph-Connecticut Limited Partnership................................             767,554                 13.8%
60 State Street, 21st Floor
Boston, MA 02109

Advance Capital Partners, L.P. (3).....................................             878,787                 13.6%
Advance Capital Offshore Partners, L.P.
660 Madison Avenue, 15th Floor
New York, NY 10021

                                                                           SHARES BENEFICIALLY
BENEFICIAL OWNER                                                                  OWNED            PERCENT OF CLASS
-----------------------------------------------------------------------  ------------------------  -----------------
Lehman Brothers Capital Partners III, L.P. (7).........................             606,061                  9.8%
c/o Lehman Brothers
Three World Financial Center
New York, NY 10285

Aetna Life Insurance Company (8).......................................             606,061                  9.8%
151 Farmington Avenue
Hartford, CT 06516

Elliott Associates L.P. (4)............................................             484,848                  8.0%
712 Fifth Avenue, 36th Floor
New York, NY 10019

ING Baring US Capital Corp.............................................             375,346                  6.7%
667 Madison Avenue, 3rd Floor
New York, NY 10021

The Capital Group Companies, Inc. (6)..................................             360,000                  6.5%
333 South Hope Street
Los Angeles, CA 90071

Exeter Capital Partners IV, L.P. (9)...................................             303,030                  5.2%
10 East 53rd Street
New York, NY 10022

Russell R. MacDonnell (10).............................................             144,550                  2.6%

David Heidecorn (11)...................................................              71,708                  1.3%

Stuart L. Bell (12)....................................................             125,719                  2.2%

Michael E. Cahr (13)...................................................              10,833                    *

Michael M. Earley (14).................................................              43,453                    *

Stephen L. Green (15)..................................................           1,438,264                 23.1

Thomas W. Janes (16)...................................................             767,554                 13.8

Joseph J. Monachino (17)...............................................               8,830                    *

Peter M. Rogers (18)...................................................               4,552                    *

Gregory J. Westhoff (19)...............................................              37,969                    *

Jeffrey T. Leeds (20)..................................................             878,787                 13.6%

Timothy A. Holt (21)...................................................             606,061                  9.8%

Directors and Executive Officers as a Group (12 persons) (22)..........           4,138,280                 52.3%

------------------------

*   Less than 1%

(1) Shares indicated as beneficially owned by Canaan include 231,014 shares beneficially owned by Canaan Venture Limited Partnership and 562,089 shares beneficially owned by Canaan Venture Offshore Limited Partnership. Each of the Canaan entities has sole voting power with respect to its shares. Shares indicated as beneficially owned by Canaan include shares issuable upon the conversion of 5,000 shares of Series B Preferred Stock.

(2) Issuable upon the conversion of 9,250 shares of Series A Preferred Stock.

(3) Issuable upon the conversion of 7,250 shares of Series A Preferred Stock.

(4) Issuable upon the conversion of 4,000 shares of Series A Preferred Stock.

(5) The information is presented as of December 31, 1998 and is based on a
    Schedule 13G filed with the Commission.

(6) The information, presented as of December 31, 1998, includes The Capital Group Companies, Inc., Capital Research and Management Company and SMALLCAP World Fund, Inc. and is based on a Schedule 13G filed with the Commission.

(7) Issuable upon the conversion of 5,000 shares of Series A Preferred Stock.

(8) Issuable upon the conversion of 5,000 shares of Series A Preferred Stock.

(9) Issuable upon the conversion of 2,500 shares of Series A Preferred Stock.

(10) Includes 15,152 shares of Common Stock issuable upon the conversion of 125 shares of Series A Preferred Stock, 5,868 shares of Common Stock issuable upon the exercise of warrants and options exercisable within 60 days to purchase 42,773 shares of Common Stock.

(11) Includes 9,091 shares of Common Stock issuable upon the conversion of 75 shares of Series A Preferred Stock, 3,521 shares of Common Stock issuable upon the exercise of warrants and options exercisable within 60 days to purchase 23,886 shares of Common Stock.

(12) Includes 9,200 shares held by Mr. Bell as custodian for the benefit of his three minor children and 6,105 shares held by BF Partners, of which Mr. Bell is a partner. Mr. Bell has sole voting power with respect to such 6,105 shares. Also includes 48,484 shares of Common Stock issuable upon the conversion of 400 shares of Series A Preferred Stock, 18,777 shares of Common Stock issuable upon the exercise of warrants and options exercisable within 60 days to purchase 3,333 shares of Common Stock.

(13) Includes options exercisable within 60 days to purchase 3,333 shares of Common Stock.

(14) Includes 120 shares held by Mr. Earley's spouse and options exercisable within 60 days to purchase 3,333 shares of Common Stock.

(15) Mr. Green is a general partner of various venture capital investment funds that may be deemed to be affiliated with the Canaan entities, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares of the Common Stock owned by those funds. Accordingly, such shares are included in the table as beneficially owned by Mr. Green. Mr. Green is not a general partner of the Canaan entities, and has no voting power with respect to such shares. Mr. Green disclaims beneficial ownership of such shares.

(16) Mr. Janes is a general partner of Triumph, and thus, under the rules and regulation of the Commission, may be deemed to be the beneficial owner of Triumph's common stock. Accordingly, such shares are included in the table as beneficially owned by Mr. Janes. Triumph has sole voting power with respect to such shares. Mr. Janes disclaims beneficial ownership of such shares.

(17) Includes options exercisable within 60 days to purchase 8,830 shares of Common Stock.

(18) Includes options exercisable within 60 days to purchase 4,552 shares of Common Stock.

(19) Includes options exercisable within 60 days to purchase 14,968 shares of Common Stock.

(20) Issuable upon the conversion of 5,000 shares of Series A Preferred Stock beneficially owned by Advance Capital Management ("Advance"). Mr. Leeds is the founder and principal of Advance, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of such shares. Accordingly, such shares are included in the table as beneficially owned by Mr. Leeds. Mr. Leeds disclaims beneficial ownership of such shares.

(21) Issuable upon the conversion of 5,000 shares of Series A Preferred Stock beneficially owned by Aetna Life Insurance Co. ("Aetna"). Mr. Holt is the Chief Investment Officer of Aetna, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of such shares. Accordingly, such shares are included in the table as beneficially owned by Mr. Holt. Mr. Holt disclaims beneficial ownership of such shares.

(22) Includes 105,008 shares issuable upon exercise of options and 2,202,736 shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock.

                        COMPLIANCE WITH SECTION 16(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission and the American Stock Exchange initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all
Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with by such persons during the period ended December 31, 1998.

                                                                       Exhibit 4
                     [ALARMGUARD HOLDINGS, INC. LETTERHEAD]

                                                                January 15, 1999

Dear Stockholder:

    We are pleased to inform you that on January 8, 1999, Alarmguard Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tyco International Ltd. ("Tyco") and its subsidiary T16 Acquisition Corp. ("Purchaser"), which provides for the acquisition of the Company by Tyco. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock at a price of $9.25 per share in cash. In addition, all of the holders of the preferred stock of the Company have entered into a Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with Purchaser, which provides that such holders will sell their shares of preferred stock to Purchaser at a price of $1,400 per share in cash, plus accrued and unpaid dividends, upon consummation of the Offer (the "Purchase").

    Following the successful completion of the Offer and the Purchase, Purchaser will be merged with the Company (the "Merger"), and all shares of common stock not purchased in the Offer will receive in the Merger the same $9.25 per share in cash. Completion of the Offer, the Purchase and the Merger are subject to antitrust approvals and other customary conditions.

    THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE STOCK PURCHASE AGREEMENT, THE OFFER, THE PURCHASE AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER, THE PURCHASE AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER ALL OF YOUR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Company's Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of the Company's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, that the aggregate consideration to be received by the holders of the Company's stock pursuant to the Merger Agreement and the Stock Purchase Agreement is fair to such stockholders from a financial point of view.

    Additional information with respect to the Offer, the Purchase and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

    On behalf of the management and directors of the Company, we thank you for the support you have given the Company.

                                          Sincerely yours,

                                          /s/ Russell R. MacDonnell
                                          Russell R. MacDonnell
                                          Chairman, Chief Executive Officer and
                                          President